SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter of 2009.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)


                                        By: /s/ Eran Rotem
                                        ------------------
                                        Eran Rotem
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: December 20, 2009

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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, The Gap, J.C Penny, Maidenform, lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok, Swimwear Anywhere, Wal-Mart and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

THREE MONTHS ENDED SEPTEMBER 30, 2009

     SALES

     Sales for the third quarter of 2009 decreased by 45.1% to $21.0 million, compared to sales of $38.3 million for the third quarter ended September 30, 2008. The decrease in sales was due to a decline in sales in all our product lines, primarily due to the global economic slowdown, which has led to a more conservative inventory management policy among some of the company's customers and, in particular, a decline in sales to our two major customers.

Specifically, we experienced a decrease of $8.5 million in sales of active wear products in both of our operating segments. In our Cut & Sew segment, most of the decrease was due to the lack of significant follow-up orders during 2009 from Nike for its "Pro Core" project. In our Seamless segment, most of the decrease was due to the lack of significant follow-up orders during 2009 from Nike for its "Ultimate" project and to the fact that a substitute project, which the Company is developing, has not yet been approved by Nike. We experienced an additional decrease of $8.2 million in the sales of intimate apparel products in both of our segments, primarily to Victoria's Secret, due to Victoria's Secret's decision to transfer the development and production of one of its projects it is producing with the Company, to India.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 33.9% to $26.5 million in the third quarter of 2009 as compared to $40.1 million in the equivalent period of 2008. This decrease was due to lower production as a result of the decline in sales.

     As a percentage of sales, cost of sales increased from 104.9% in the third quarter of 2008 to 126.3% in the third quarter of 2009. This increase in cost of sales as a percentage of sales was primarily due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses that resulted from the implementation of our efficiency plan and also due to the devaluation of the US Dollar versus the NIS.

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     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, freight and other marketing costs. Selling and marketing expenses decreased by 20.2% to $3.1 million in the third quarter of 2009 as compared to $3.9 million in the equivalent period of 2008. This decrease was primarily due to the decrease in sales in the third quarter of 2009, as described above and due to the implementation of our efficiency plan. The primary effect of this plan on the selling and marketing expenses was mainly due to a reduction in salary expenses as a result of the reduction of our workforce by approximately 15% and the reduction of 5%-15% in the salaries of our employees.

     As a percentage of sales, selling and marketing expenses increased to 14.9% in the three months ended September 30, 2009 as compared to 10.3% in the equivalent period of 2008. This increase was primarily due to maintenance costs associated with new sales offices that we opened in 2009 and also due to the amortization of intangible assets related to our acquisition of the operations of a private swimwear company in the USA at the end of 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating management activities and other administrative costs. General and administrative expenses decreased by 48.4% to $0.7 million in the third quarter of 2009 as compared to $1.3 million in the equivalent period of 2008. As a percentage of sales, general and administrative expenses were 3.1% in the third quarter of 2009, as compared to 3.3% in the equivalent period of 2008. This decrease was primarily due to a decline in salary expenses as a result of a payroll reduction, pursuant to the efficiency plan that we began to implement in February 2009.

     EARLY REPAYMENT OF SUBORDINATED NOTE

     On September 24, 2009, we signed an agreement with AlbaHealth for the early repayment of an unsecured subordinated promissory note that we had previously issued to AlbaHealth in 2006 for the amount of $3.0 million in connection with the disposition of our ownership interest in AlbaHealth. According to the agreement, AlbaHealth paid us $1.715 million and settled all overdue interest payments. We recorded a loss from this early repayment in the amount of $1.285 million in our financial statements for the period of three months ended September 30, 2009.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.5 million in the third quarter of 2009 as compared to $0.7 million in the equivalent period of 2008. This decrease in financing expenses derived from a sharp decrease in the rate of the LIBOR interest on long-term loans, net. This decrease was partially offset by an increase in short-term credit.

     INCOME TAXES

     Tax benefit for the third quarter of 2009 was $2.8 million as compared to a tax benefit of $2.0 million for the third quarter of 2008. The primary reason for this increase was the Company's pretax loss, which was $11.1 million for the third quarter of 2009 as compared to a pretax loss of $7.7 million for the third quarter of 2008.

     LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities for the third quarter of 2009 amounted to $3.1 million compared to $3.8 million during the third quarter of 2008. In addition, the Company increased its short term credit line by $1.0 million from $11.8 million to $12.8 million and received net proceeds of $1.7 million from AlbaHealth for the early repayment of its subordinated note. The proceeds were used to repay $1.0 million in long term bank debt, to purchase $0.2 million in property, plant and equipment, net, and together with other cash flow activities, increased cash and cash equivalents balance by $4.5 million from $0.8 million at June 30, 2009 to $5.3 million at September 30, 2009.

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NINE MONTHS ENDED SEPTEMBER 30, 2009

     SALES

     Sales for the nine months ended September 30, 2009 decreased by 32.4% to $93.3 million compared to sales of $137.9 million for the nine months ended September 30, 2008. This decrease in sales was due to a decrease in sales of both the active-wear and intimate apparel product lines, primarily due to the global economic slowdown, which has led to a more conservative inventory management policy among some of the company's customers and, in particular, a decline in sales to our two major customers.

Specifically, we experienced a decrease of $21.8 million in sales of active wear products in both of our operating segments. In our Cut & Sew segment, most of the decrease was due to the lack of significant follow-up orders during 2009 from Nike for its "Pro Core" project. In our Seamless segment, most of the decrease was due to the lack of significant follow-up orders during 2009 from Nike for its "Ultimate" project and to the fact that a substitute project, which the Company is developing, has not yet been approved yet by Nike. We experienced an additional decrease of $23.5 million in the sales of intimate apparel products in both of our segments, primarily to Victoria's Secret, due to Victoria's Secret's decision to transfer the development and the production of one of its projects it is producing with the Company, to India.

This decrease was partly offset by a slight increase in sales of swimwear, due to initial sales to a new customer obtained from the acquisition of the operations of a private swimwear company in the USA in September 2008.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 26.5% to $94.9 million in the nine months ended September 30, 2009 as compared to $129.2 million in the equivalent period of 2008. This decrease was due to lower production as a result of the decline in sales.

As a percentage of sales, cost of sales in the nine months ended September 30, 2009 increased to 101.8% as compared to 93.7% in the nine months ended September 30, 2008. The increase in cost of sales as a percentage of sales was primarily due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses that resulted from the implementation of our efficiency plan.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, freight and other marketing costs. Selling and marketing expenses decreased by 12.9% to $10.9 million in the nine months ended September 30, 2009 as compared to $12.5 million in the equivalent period of 2008. This decrease was primarily due to the decrease in sales in 2009, as described above and due to the implementation of our efficiency plan. The primary effect of this plan on the selling and marketing expenses was mainly due to a reduction in salary expenses as a result of the reduction of our workforce by approximately 15% and the reduction of 5%-15% in the salaries of our employees.

     As a percentage of sales, selling, general and administrative expenses increased to 11.7% in the nine months ended September 30, 2009 as compared to 9.1% in the nine months ended September 30, 2008. This increase was primarily due to maintenance costs associated with new sales offices that we opened in 2009 and also due to the amortization of intangible assets related to the acquisition of the operations of a private swimwear company in the USA at the end of 2008.

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     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating to management activities and other administrative costs. General and administrative expenses decreased by 39.3% to $2.7 million in the nine months ended September 30, 2009 as compared to $4.5 million in the equivalent period of 2008. As a percentage of sales, general and administrative expenses were 2.9% in the nine months ended September 30, 2009, as compared to 3.3% in the equivalent period of 2008.

     This decrease was primarily due to a decline in salary expenses as a result of a salary reduction as described above, pursuant to the efficiency plan that we began to implement in February 2009.

     LOSS FROM EARLY REPAYMENT OF SUBORDINATED NOTE

     On September 24, 2009, we signed an agreement with AlbaHealth for the early repayment of an unsecured subordinated promissory note that we had previously issued to AlbaHealth in 2006 for the amount of $3.0 million, in connection with the disposition our ownership interest in AlbaHealth. According to the agreement, AlbaHealth paid us $1.715 million and settled all overdue interest payments. We recorded a loss from this early repayment in the amount of $1.285 million in our financial statements for the period of three months ended September 30, 2009.

     FINANCING EXPENSES, NET

     Financing expenses, net, was $0.4 million in the nine months ended September 30, 2009 as compared to financing expenses, net, of $3.0 million in the equivalent period of 2008. This decrease in financing expenses was due to:
(1) the appreciation of the US Dollar versus the Shekel during the nine months ended September 30, 2009, and (2) a sharp decrease in the rate of LIBOR interest on long-term loans, net. This decrease was partially offset by an increase in short-term credit.

     INCOME TAXES

     Tax benefit for the nine months ended September 30, 2009 was $4.3 million compared to a tax benefit of $2.8 million for the nine months ended September 30, 2008. The primary reason for this increase was our pretax loss, which was $17.0 million for the nine months ended September 30, 2009, compared to a pretax loss of $11.3 million for the nine months ended September 30, 2008.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash flows generated from operating activities for the third quarter of 2009 amounted to $2.3 million compared to a negative cash flow of $1.4 million during the nine months ended September 30, 2008. The Company increased its short term credit line in the amount of $3.5 million from $9.3 million to $12.8 million and received net proceeds of $1.7 million from Alba Health for the early repayment of its subordinated note. The proceeds were used to repay $3.1 million in long term bank debt, to purchase $0.5 million in property, plant and equipment, net, and together with other cash flow activities, increased cash and cash equivalents balance by $3.8 million from $1.6 million at December 31, 2008 to $5.3 million at September 30, 2009.

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